Mark E. Crone Managing Partner mcrone@cronelawgroup.com

January 16, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Crawford

Joe McCann

John Coleman

Re:	Bon Natural Life
Amendment No. 1 to Registration Statement on Form F-1
Submitted November 19, 2024
File No. 333-283333

Dear Sir and Madam:

On behalf of Bon Natural Life, a Cayman Islands exempted company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated November 26, 2024, with reference to the Company’s Registration Statement on Form F-1 filed with the Commission on November 19, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

Cover Page

1.	Please revise your cover page heading to quantify the number of Ordinary Shares you are registering. Refer to item 501(b)(2) of Regulation S-K.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on the cover page.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

2.	We note your disclosure on page 7 that “ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021.” Please revise your cover page to disclose the markets for your securities. Refer to Item 501(b)(4) of Regulation S-K.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on the cover page.

Management

Compensation, page 95

3.	Please revise to disclose the compensation of your executive officers and directors for your most recently completed financial year. Refer to Item 6.B of Form 20-F.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on the page 98.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP, P.C.

/s/ Joe Laxague
Joe Laxague, Esq.

cc: Yongwei Hui

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686